UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AND NOTES

FOR THE FIRST QUARTER ENDING MARCH 31, 2013

Pan American Silver Corp.

Condensed Interim Consolidated Statements of Financial Position

(unaudited in thousands of U.S. dollars)

	March 31, 2013	December 31, 2012 (Note 3)
Assets
Current assets
Cash and cash equivalents (Note 19)	$244,552	$346,208
Short-term investments (Note 7)	245,594	196,116
Trade and other receivables (Note 6)	141,392	134,612
Income taxes receivable	20,609	18,671
Inventories (Note 8)	277,941	266,663
Derivative financial instruments (Note 6)	1,292	25
Prepaids and other current assets	8,329	9,546
	939,709	971,841
Non-current assets classified as held for sale (Note 4)	61,948	-
	1,001,657	971,841
Non-current assets
Mineral property, plant and equipment (Note 9)	2,137,655	2,205,252
Long-term refundable tax	9,659	9,937
Deferred tax assets	1,140	1,358
Other assets (Note 11)	7,245	7,291
Goodwill (Note 10)	191,822	198,946
Total Assets	$3,349,178	$3,394,625

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 12)	$139,316	$136,149
Derivative financial instruments (Note 6(a))	13,534	-
Provisions (Note 13)	7,064	7,022
Current portion of finance lease (Note 14)	6,941	12,473
Current income tax liabilities	34,475	52,217
	201,330	207,861
Non-current liabilities classified as held for sale (Note 4)	7,642	-
	208,972	207,861
Non-current liabilities
Provisions (Note 13)	45,387	45,661
Deferred tax liabilities	312,193	326,171
Share purchase warrants (Note 6(a))	2,436	8,594
Long-term portion of finance lease (Note 14)	8,838	24,377
Long-term debt (Note 15)	36,760	41,134
Other long-term liabilities (Note 16)	23,349	23,256
Total Liabilities	637,935	677,054

Equity
Capital and reserves (Note 17)
Issued capital	2,295,396	2,300,517
Share option reserve	20,051	20,560
Investment revaluation reserve	(468)	964
Retained earnings	389,008	388,202
Total equity attributable to equity holders of the Company	2,703,987	2,710,243
Non-controlling interests	7,256	7,328
Total Equity	2,711,243	2,717,571
Total Liabilities and Equity	$3,349,178	$3,394,625

See accompanying notes to the condensed interim consolidated financial statements.

APPROVED BY THE BOARD ON MAY 13, 2013

“signed”	Ross Beaty, Director	“signed”	Geoff A. Burns, Director

2

Pan American Silver Corp.

Condensed Interim Consolidated Income Statements

(unaudited in thousands of U.S. dollars, except for earnings per share)

	Three months ended March 31,
	2013	2012
Revenue (Note 20)	$243,012	$228,819
Cost of sales
Production costs (Note 21)	(128,549)	(97,487)
Depreciation and amortization	(30,067)	(20,231)
Royalties	(9,580)	(9,205)
	(168,196)	(126,923)
Mine operating earnings	74,816	101,896

General and administrative	(5,854)	(5,454)
Exploration and project development	(6,252)	(7,172)
Impairment charge (Note 4)	(18,256)	-
Acquisition costs (Note 3)	-	(13,799)
Foreign exchange (losses) gains	(3,779)	765
Gain on commodity and foreign currency contracts (Note 6(a))	1,383	354
Gain on sale of assets (Note 20)	4,068	88
Other (expenses) income	(3,838)	2,219
Earnings from operations	42,288	78,897

(Loss) gain on derivatives (Note 6(a))	(2,649)	2,660
Investment income	1,772	1,163
Interest and finance expense	(1,677)	(1,646)
Earnings before income taxes	39,734	81,074
Income taxes (Note 22)	(19,658)	(30,829)
Net earnings for the period	$20,076	$50,245

Attributable to:
Equity holders of the Company	$20,148	$49,883
Non-controlling interests	(72)	362
	$20,076	$50,245

Earnings per share attributable to common shareholders (Note 18)
Basic earnings per share	$0.13	$0.47
Diluted earnings per share	$0.10	$0.47
Weighted average shares outstanding (in 000’s) Basic	151,760	105,037
Weighted average shares outstanding (in 000’s) Diluted	153,694	105,113

Condensed Interim Consolidated Statements of Comprehensive Income

(unaudited in thousands of U.S. dollars)

	Three months ended March 31,
	2013	2012
Net earnings for the period	$20,076	$50,245

Items that may be reclassified subsequently to net earnings:
Unrealized net (loss) gain on available for sale securities (net of zero dollars tax in 2013 and 2012)	(255)	4,012
Reclassification adjustment for net loss included in earnings (net of zero dollars tax in 2012 and 2011)	(1,177)	(569)
Total comprehensive income for the period	$18,644	$53,688

Total comprehensive income attributable to:
Equity holders of the Company	$18,716	$53,326
Non-controlling interests	(72)	362
	$18,644	$53,688

See accompanying notes to the condensed interim consolidated financial statements.

3

Pan American Silver Corp.

Condensed Interim Consolidated Statements of Cash Flows

(unaudited in thousands of U.S. dollars)

	Three months ended March 31,
	2013	2012
Cash flow from operating activities
Net earnings for the period	$20,076	$50,245
Income taxes (Note 22)	19,658	30,829
Depreciation and amortization	30,067	20,231
Impairment charge (Note 4)	18,256	-
Accretion on closure and decommissioning provision	757	793
Unrealized losses on foreign exchange	4,327	7,847
Share-based compensation expense	202	2,044
Unrealized gains on commodity contracts	(1,268)	-
Losses (gains) on derivatives (Note 6(a))	2,649	(2,660)
Gain on sale of assets	(4,068)	(88)
Changes in non-cash operating working capital (Note 19)	(13,046)	9,404
Operating cash flows before interest and income taxes	77,610	118,645

Interest paid	(883)	(154)
Interest received	609	595
Income taxes paid	(45,085)	(81,691)
Net cash generated from operating activities	$32,251	$37,395

Cash flow (used in) from investing activities
Payments for mineral property, plant and equipment	(39,693)	(20,016)
(Purchase) maturity of short term investments	(52,797)	180,779
Acquisition of Minefinders, net of cash acquired (Note 3)	-	86,528
Proceeds from sale of assets	4,008	582
Net refundable tax and other asset expenditures	491	2,001
Net cash (used in) generated from investing activities	$(87,991)	$249,874

Cash flow from (used in) financing activities
Proceeds from issue of equity shares	-	79
Shares repurchased and cancelled (Note 17)	(5,442)	-
Dividends paid	(19,021)	(3,919)
Payments on construction and equipment leases	(21,043)	(1,345)
Net distributions to non-controlling interests	-	(4)
Net cash used in financing activities	$(45,506)	$(5,189)
Effects of exchange rate changes on cash and cash equivalents	(410)	(187)
Net (decrease) increase in cash and cash equivalents	(101,656)	281,893
Cash and cash equivalents at the beginning of the period	346,208	262,901
Cash and cash equivalents at the end of the period	$244,552	$544,794

See accompanying notes to the condensed interim consolidated financial statements.

4

Pan American Silver Corp.

Condensed Interim Consolidated Statements of Changes in Equity

(unaudited in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Retained earnings	Total	Non- controlling interests	Total equity
Balance, December 31, 2011	104,492,743	$1,243,241	$8,631	$2,146	$339,821	$1,593,839	$8,248	$1,602,087
Total comprehensive income
Net earnings for the year (Note 3)	-	-	-	-	78,201	78,201	154	78,355
Other comprehensive loss	-	-	-	(1,182)	-	(1,182)	-	(1,182)
	-	-	-	(1,182)	78,201	77,019	154	77,173
Shares issued on the exercise of stock options	288,796	4,947	(1,765)	-	-	3,182	-	3,182
Shares issued as compensation	57,369	1,060	-	-	-	1,060	-	1,060
Shares issued on the exercise of warrants	379	13	-	-	-	13	-	13
Shares repurchased and cancelled	(2,411,240)	(36,848)	-	-	(4,901)	(41,749)	-	(41,749)
Issued to acquire Minefinders	49,392,588	1,088,104	10,739	-	-	1,098,843	-	1,098,843
Issued on replacement option awards	-	-	699	-	-	699	-	699
Distributions by subsidiaries to non-controlling interests	-	-	-	-	-	-	(1,074)	(1,074)
Share-based compensation on option grants	-	-	2,256	-	-	2,256	-	2,256
Dividends paid	-	-	-	-	(24,919)	(24,919)	-	(24,919)
Balance, December 31, 2012 (Note 3)	151,820,635	$2,300,517	$20,560	$964	$388,202	$2,710,243	$7,328	$2,717,571
Total comprehensive income
Net earnings for the period	-	-	-	-	20,148	20,148	(72)	20,076
Other comprehensive loss (Note 6(b))	-	-	-	(1,432)	-	(1,432)	-	(1,432)
	-	-	-	(1,432)	20,148	18,716	(72)	18,644
Shares repurchased and cancelled	(335,000)	(5,121)	-	-	(321)	(5,442)	-	(5,442)
Share-based compensation on option grants	-	-	(509)	-	-	(509)	-	(509)
Dividends paid	-	-	-	-	(19,021)	(19,021)	-	(19,021)
Balance, March 31, 2013	151,485,635	$2,295,396	$20,051	$(468)	$389,008	$2,703,987	$7,256	$2,711,243

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Retained earnings	Total	Non- controlling interests	Total equity
Balance, December 31, 2011	104,492,743	$1,243,241	$8,631	$2,146	$339,821	$1,593,839	$8,248	$1,602,087
Total comprehensive income
Net earnings for the period	-	-	-	-	49,883	49,883	362	50,245
Other comprehensive income (Note 6(b))	-	-	-	3,443	-	3,443	-	3,443
	-	-	-	3,443	49,883	53,326	362	53,688
Shares issued on the exercise of stock options	4,424	96	(18)	-	-	78	-	78
Shares issued on the exercise of warrants	24	1	-	-	-	1	-	1
Issued to acquire Minefinders (Note 3)	49,397,952	1,088,104	10,739	-	-	1,098,843	-	1,098,843
Issued replacement options	-	-	699	-	-	699	-	699
Distributions by subsidiaries to non-controlling interests	-	-	-	-	-	-	(4)	(4)
Share-based compensation on option grants	-	-	544	-	-	544	-	544
Dividend paid	-	-	-	-	(3,919)	(3,919)	-	(3,919)
Balance, March 31, 2012	153,895,143	$2,331,442	$20,595	$5,589	$385,785	$2,743,411	$8,606	$2,752,017

See accompanying notes to the condensed interim consolidated financial statements.

5

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at March 31, 2013 and December 31, 2012 and for the three months ended March 31, 2013 and 2012

(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

1.	Nature of Operations

Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). The Company is incorporated and domiciled in Canada, and its registered office is at Suite 1500 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

The Company is engaged in the production and sale of silver, gold and base metals including copper, lead and zinc as well as other related activities, including exploration, extraction, processing, refining and reclamation. The Company’s primary product (silver) is produced in Mexico, Peru, Argentina and Bolivia. Additionally, the Company has project development activities in Mexico, Peru and Argentina, and exploration activities throughout South America, Mexico and the United States.

2.	Summary of Significant Accounting Policies

a.	Basis of Preparation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and follow the same accounting policies applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2012, with the exception of accounting policies described in Note 2(b). Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2012, as they do not include all the information and disclosures required by accounting principles generally accepted in Canada for complete financial statements.

In the opinion of management, all adjustments consisting of normal recurring adjustments considered necessary for a fair presentation of these condensed interim consolidated financial statements have been included. Operating results for the three month period ending March 31, 2013 are not necessarily indicative of the results that may be expected for the year ended December 31, 2013. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report for the year ended December 31, 2012.

Changes in Accounting Policies

The Company adopted the following new accounting standards along with any consequential amendments, effective January 1, 2013:

IFRS 10 Consolidated Financial Statements: The adoption of IFRS 10 did not have a significant impact on the Company’s consolidated financial statements.

IFRS 11 Joint Arrangements: The adoption of IFRS 11 did not have a significant impact on the Company’s consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities: The adoption of IFRS 12 will require additional disclosures at year end that did not impact the Company’s interim consolidated financial statements.

IFRS 13 Fair Value Measurement: The adoption of IFRS 13 requires additional disclosures that the Company has now included in Note 6 that did not have a significant impact on the Company’s consolidated financial statements.

IAS 1 Presentation of Financial Statements: The adoption of IAS 1 requires additional disclosures that did not have a significant impact on the Company’s consolidated financial statements.

IAS 19 Employee Benefits amendment: The adoption of IAS 19 amendment did not have a significant impact on the Company’s consolidated financial statements.

6

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at March 31, 2013 and December 31, 2012 and for the three months ended March 31, 2013 and 2012

(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine: The Company’s policy on capitalization of stripping costs was already consistent with IFRIC 20, so the adoption of IFRIC 20 had no impact on the Company’s consolidated financial statements.

b.	Accounting Standards Issued But Not Yet Effective Until January 1, 2015

IFRS 9 Financial Instruments is intended to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety and some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosure about investments in equity instruments measured at fair value in Other Comprehensive Income (“OCI”), and guidance on financial liabilities and derecognition of financial instruments. In December 2011, the IASB issued an amendment that adjusted the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

c.	Basis of Consolidation

These unaudited condensed interim consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership Interest	Status	Operations and Development Projects Owned
Pan American Silver Huaron S.A.	Peru	100%	Consolidated	Huaron Mine
Compañía Minera Argentum S.A.	Peru	92%	Consolidated	Morococha Mine
Minera Corner Bay S.A.	Mexico	100%	Consolidated	Alamo Dorado Mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada Mine
Compañía Minera Dolores S.A. de C.V.	Mexico	100%	Consolidated	Dolores Mine
Minera Tritón Argentina S.A.	Argentina	100%	Consolidated	Manantial Espejo Mine
Pan American Silver (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente Mine
Minera Argenta S.A.	Argentina	100%	Consolidated	Navidad Project

3.	Acquisition and Divesture

a)	Acquisition of Minefinders Corporation Ltd.

On March 30, 2012, the Company acquired all of the issued and outstanding common shares of Minefinders Corporation Ltd. (“Minefinders”) for total consideration amounting to $1,264.3 million, comprising $1,088.1 million in common shares of Pan American, $165.4 million in cash, and $10.7 million in replacement options. Minefinders was engaged in precious metals mining and had exploration properties in Mexico and the United States. Minefinders’ primary mining property was its 100% owned Dolores gold and silver mine located in Chihuahua, Mexico.

The acquisition was aligned with management’s objectives of enhanced operating and development portfolio diversification and its mission to be the largest low-cost primary silver mining company worldwide. The Company believes that the strategic benefits to shareholders resulting from the acquisition include: (i) enhanced portfolio diversification of producing assets into a more stable mining jurisdiction, (ii) additional near-term cash flow, (iii) improved organic growth opportunities, (iv) a meaningful reduction of average silver cash costs across the Company’s production portfolio, (v) addition of significant silver and gold mineral reserves and resources with excellent potential to increase even further through exploration; and (vi) increases in the Company’s exposure to the prices of silver and gold. The transaction was accounted for as a business combination with Pan American as the acquirer.

Under the terms of the arrangement, former Minefinders shareholders who elected the full proration option received $1.84 Canadian (“CAD”) and 0.55 of a Pan American share in respect of each of their Minefinders shares. Former Minefinders shareholders who elected the Pan American share option received 0.6235 Pan American shares and CAD$0.0001 for each of their Minefinders shares, and those who elected the cash option received CAD$2.0306 and 0.5423 of a Pan American share in respect of each of their shares.

7

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at March 31, 2013 and December 31, 2012 and for the three months ended March 31, 2013 and 2012

(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Pan American exchanged and replaced all outstanding options at an exchange ratio of 0.6325 and at a strike price equivalent to the original strike prices divided by 0.6325. Pan American share value utilized for valuing the consideration of shares issued was the closing price on March 30, 2012, the effective date of the transaction. Replacement options were valued using the Black-Scholes option pricing model. Assumptions used were as follows:

Dividend yield	0.3%
Expected volatility	40.75%
Risk free interest rate	0.93%
Expected life	0.25 – 3.5 years

The purchase consideration has been allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. Fair values were determined using the income, cost and market price valuation methods as deemed appropriate. The purchase price allocation was finalized during the quarter ended March 31, 2013, with the assistance of an independent third party, resulting in adjustments to the preliminary allocations. These adjustments resulted in a $10.7 million increase in fair value allocated to mineral interests as compared to the preliminary fair value. Retrospective application of the changes made to the allocation of the purchase consideration in the 2013 first quarter decreased net earnings as of December 31, 2012 by $9.2 million, due to an increase in cost of sales, reduced by depreciation and income tax expense for the year ended December 31, 2012.

Goodwill has been recognized as a result of the requirement to record a deferred tax liability for the difference between the fair values of assets acquired and liabilities assumed over the tax bases of assets acquired and liabilities assumed. None of the goodwill is deductible for tax purposes.

The following tables summarize the final purchase consideration, the preliminary purchase price allocation reported in the Company’s 2012 year-end financial statements and the final purchase price allocation, with the applicable recast adjustments made upon finalization during the 2013 first quarter.

Purchase consideration
Cash	$165,413
Replacement option awards	10,739
Fair value of Pan American shares issued	1,088,104
$1,264,256

Purchase price allocation	Preliminary	Adjustments	Final
Net working capital acquired(1)	$333,478	$(897)	$332,581
Mineral property, plant and equipment	1,045,326	10,728	1,056,054
Goodwill	211,292	(12,346)	198,946
Closure and decommissioning provisions	(10,880)	5,316	(5,564)
Long-term debt	(49,685)	-	(49,685)
Deferred tax liabilities	(265,275)	(2,801)	(268,076)
	$1,264,256	$-	$1,264,256

(1)	Includes cash of $251.9 million and accounts receivable of $10.9 million.

8

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at March 31, 2013 and December 31, 2012 and for the three months ended March 31, 2013 and 2012

(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

The following table summarizes the changes to the Company’s recast and previously reported December 31, 2012 consolidated balance sheets:

	December 31, 2012(1)	December 31, 2012(2)
Assets
Inventories	$266,663	$270,089
Mineral property, plant and equipment	$2,205,252	$2,182,742
Deferred tax asset	$1,358	$1,450
Goodwill	$198,946	$211,292
Liabilities and Equity
Accounts payable and accrued liabilities	$136,149	$136,757
Income tax liabilities	$52,217	$40,346
Deferred tax liabilities	$326,171	$321,630
Retained earnings	$388,202	$397,360

(1)	As presented in the March 31, 2013 condensed interim consolidated financial statements.
(2)	As previously presented in the consolidated financial statements for the year ended December 31, 2012.

The following table summarize the Company’s recast and previously reported year ended December 31, 2012 consolidated income statements.

	Twelve months ended December 31,
	2012 (1)	2012(2)
Revenue	$928,594	$928,594
Cost of Sales
Production costs	(485,163)	(474,001)
Depreciation and amortization	(104,409)	(108,153)
Royalties	(35,077)	(35,077)
	(624,649)	(617,231)
Mine operating earnings	$303,945	$311,363
Earnings from operations	$151,258	$158,676

Earnings before income taxes	$173,917	$181,335
Income taxes	(95,562)	(93,822)

Net earnings for the period	$78,355	$87,513

Attributable to :
Equity holders of the Company	78,201	87,359
Non- controlling interests	154	154
	78,355	87,513
Earnings per share attributable to common shareholders
Basic earnings per share	$0.56	$0.62
Diluted earnings per share	$0.49	$0.55
(1)	Represents the recast of previously reported December 31, 2012 balances to reflect the effects of finalizing the allocation of the Company’s purchase price of Minefinders during the 2013 first quarter.
(2)	As previously presented in the annual consolidated financial statements for the year ended December 31, 2012.

b)	Disposition of mineral property, plant and equipment

On January 30, 2013, a subsidiary of the Company (Plata Panamericana S.A. de C.V.) entered into a sale and option agreement with Compañía Minera Cuzcatlan SA de C.V. (“Cuzcatlan”) to sell 55% of its interest in certain Mexican exploration properties to Cuzcatlan for $4.0 million. Additionally, the Company granted Cuzcatlan the option to acquire the remaining 45% interest in the exploration properties for $6.0 million (of which $2.0 million will be paid to a third party according to a prior unrelated agreement), within ten days of Cuzcatlan making a production decision. For the three months ended March 31, 2013, included in the gain on sale of assets of $4.1 million, is $4.0 million related to the disposition of the above interest in exploration properties.

9

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at March 31, 2013 and December 31, 2012 and for the three months ended March 31, 2013 and 2012

(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

4.	Non-current assets held for sale

The Company entered into a Letter of Intent (“LOI”) dated February 24, 2013 with Esperanza Resources Corp. (the “Purchaser”) to transfer certain non-core gold assets of the Company comprised of the La Bolsa gold project in Sonora, Mexico, the Pico Machay gold project in Huancavelica, Peru and the Calcatreu gold project in Rio Negro, Argentina.

The consideration the Company will receive in exchange for these properties is 50.9 million of Esperanza common shares and 10.0 million transferrable warrants to purchase Esperanza common shares. Each warrant will entitle the holder to acquire one common share at an exercise price of CAD$1.80 per share during the period commencing on the date of issuance of the warrants and terminating on May 24, 2017.

As part of the transaction, the Company agreed to purchase an additional 20.6 million common shares of Esperanza at CAD$1.70 per share or CAD$35.0 million (US$34.5 million). This part of the agreement is treated as a derivative financial liability, and is marked-to-market as at March 31, 2013 at a market price of US$1.04 per share. The unrealized loss of $13.5 million is recorded in loss on derivatives as described in Note 6(a).

As part of the LOI, the Company will also make available to Esperanza a CAD$15 million standby convertible credit facility on terms to be negotiated. The transaction is expected to close at the end of Q2 2013. The transaction is subject to the final signing of the definitive agreements and to the approval of both the Toronto Stock exchange and the Esperanza shareholders.

Non-current assets held for sale were tested for impairment based on fair value less cost to sell. It was determined that the estimated recoverable value of the non-current assets held for sale on a fair value less costs to sell basis was below its carrying value, and as a result an impairment charge of approximately $18.3 million was recorded, including goodwill of $7.1 million (discussed further in Note 10) and $1.0 million of selling costs.

The assets and liabilities classified as held for sale are as follows:

March 31, 2013
Assets
Mineral property, plant and equipment	$61,948
Total assets	61,948
Liabilities
Accounts payable and accrued liabilities	1,000
Provisions	982
Deferred tax liabilities	5,660
Total liabilities	$7,642

5.	Management of Capital

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns to its shareholders. The Company’s capital structure consists of equity, comprised of issued capital plus share option reserve plus investment revaluation reserve plus retained earnings with a balance of $2.7 billion as at March 31, 2013 (December 31, 2012 - $2.7 billion). The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets. The Company’s capital requirements are effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2012.

10

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at March 31, 2013 and December 31, 2012 and for the three months ended March 31, 2013 and 2012

(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

6.	Financial Instruments

a)	Financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”)

The Company’s financial assets and liabilities classified as at FVTPL are as follow:

	March 31, 2013	December 31, 2012
Current derivative assets
Commodity and foreign currency contracts	$1,292	$25
	$1,292	$25
Current derivative liabilities
Private placement subscription (Note 4)	$(13,534)	$-
	$(13,534)	$-
Non-current derivative liabilities
Share purchase warrants	$(2,436)	$(8,594)
Conversion feature on convertible notes	(5,019)	(9,746)
	$(7,455)	$(18,340)

In addition, accounts receivable arising from sales of metal concentrates have been designated and classified as at FVTPL.

	March 31, 2013	December 31, 2012
Trade receivables from provisional concentrates sales	$47,087	$39,116
Not arising from sale of metal concentrates	94,305	95,496
Accounts receivable	$141,392	$134,612

The net gains (losses) on derivatives for the three months ended March 31 were comprised of the following:

	2013	2012
Gain on commodity and foreign currency contracts:
Realized gains on foreign currency and commodity contracts	115	354
Unrealized gains on commodity and foreign currency contracts	1,268	-
	1,383	354
(Loss) gain on derivatives
Gain on share purchase warrants (Note 17)	6,159	2,660
Gain on conversion feature of convertible notes (Note 15)	4,726	-
Loss on private placement subscription (Note 4)	(13,534)	-
	(2,649)	2,660

b)	Financial assets designated as available-for-sale

The Company’s investments in marketable securities are designated as available-for-sale. The unrealized (losses) gains on available-for-sale investments recognized in other comprehensive (loss) income for the three months ended March 31 were as follows:

	March 31, 2013	March 31, 2012
Unrealized (losses) gains on equity securities	(255)	4,012
Reclassification adjustment for net loss included in earnings	(1,177)	(569)
	(1,432)	3,443

c)	Fair Value of Financial Instruments

(i)	For value measurement of financial assets and liabilities recognized in the condensed interim consolidated financial statements

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

11

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at March 31, 2013 and December 31, 2012 and for the three months ended March 31, 2013 and 2012

(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

The following table sets forth the Company’s financial assets and liabilities measured at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no observable market data).

At March 31, 2013, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the Consolidated Statements of Financial Position at fair value on a recurring basis are categorized as follows:

	March 31, 2013		December 31, 2012
	Level 1	Level 2	Level 1	Level 2
Assets and Liabilities
Short-term investments	245,594	-	196,116	-
Trade receivable from provisional concentrate sales	-	47,087	-	39,116
Derivative financial assets	-	1,292	-	25
Private placement subscription	-	(13,534)	-	-
Share purchase warrants	-	(2,436)	-	(8,594)
Conversion feature of convertible notes	-	(5,019)	-	(9,746)
	245,594	27,390	196,116	20,801

The Company’s policy for determining when a transfer occurs between levels in the fair value hierarchy is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. There were no transfers between level 1 and level 2 during the three months ended March 31, 2013.

At March 31, 2013, there were no financial assets or liabilities measured and recognized in the condensed interim consolidated income statements at a fair value that would be categorized as a level 3 in the fair value hierarchy above (December 31, 2012 - $nil).

(ii)	Valuation Techniques

Short-term investments

The Company’s short-term investments and other investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily money market securities and U.S. Treasury securities. The fair value of investment securities is calculated as the quoted market price of the investment and in the case of equity securities, the quoted market price multiplied by the quantity of shares held by the Company.

Receivables from provisional concentrate sales

The Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange (“LME”) for copper, zinc and lead and the London Bullion Market Association P.M. fix (“London P.M. fix”) for gold and silver.

Derivative financial assets

The Company’s unrealized gains and losses on commodity and foreign currency contracts are valued using observable market prices and as such are classified as Level 2 of the fair market value hierarchy.

12

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at March 31, 2013 and December 31, 2012 and for the three months ended March 31, 2013 and 2012

(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Private placement subscription

The Company’s unrealized gains and losses on the private placement subscription, further discussed in Note 4, are valued using observable inputs and as such are classified as Level 2 of the fair market value hierarchy. The private placement subscription is classified and accounted for as a financial liability at fair value with changes in fair value included in net earnings.

Share purchase warrants

The Company’s unrealized gains and losses on share purchase warrants are valued using observable inputs and as such are classified as Level 2 of the fair market value hierarchy. The share purchase warrants are classified and accounted for as a financial liability at fair value with changes in fair value included in net earnings. The fair value of the share purchase warrants is determined using the Black Scholes pricing model which is further discussed in Note 17.

Convertible notes

The Company’s unrealized gains and losses on conversion feature of the convertible note are valued using observable inputs and as such are classified as Level 2 of the fair market value hierarchy. The conversion feature on the convertible notes is considered an embedded derivative and is classified as and accounted for as a financial liability at fair value with changes in fair value included in earnings. The fair value of the conversion feature of the convertible notes is determined using a model that includes the volatility and price of the Company’s common shares and a credit spread structure with reference to the corresponding fair value of the debt component of the convertible notes.

d)	Financial Instruments and Related Risks

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are metal price risk, credit risk, foreign exchange rate risk, and liquidity risk. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(i)	Metal Price Risk

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown extreme volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, the Company’s policy is to not hedge the price of silver. The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts. The Board of Directors continually assess the Company’s strategy towards its base metal exposure, depending on market conditions. At March 31, 2013, the Company had 1,800 tonnes of lead and 9,000 tonnes of zinc under contract with a positive mark-to-market valuation for the three months ended March 31, 2013 of $0.08 million and $1.1 million (2012 – $0.4 million and $nil), respectively.

Subsequent to quarter end, market prices of silver and gold declined significantly and were below levels used in the Company’s most recent annual impairment test. If metal prices remain at these levels for an extended period of time, the Company may need to reassess its long-term price assumptions, and a significant decrease in the long-term price assumptions would be an indicator of potential impairment. If these conditions exist at the end of our next reporting period, the Company will be required to consider if they represent indicators of impairment and if it concludes they do, then the Company will perform an impairment assessment on related assets.

(ii)	Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables. The carrying value of financial assets represents the maximum credit exposure.

13

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at March 31, 2013 and December 31, 2012 and for the three months ended March 31, 2013 and 2012

(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

The Company has long-term concentrate contracts to sell the zinc, lead and copper concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines.  Concentrate contracts are common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of our concentrates. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At March 31, 2013 the Company had receivable balances associated with buyers of its concentrates of $44.7 million (December 31, 2012 - $39.2 million).  The vast majority of the Company’s concentrate is sold to eight well known concentrate buyers.

Silver doré production from La Colorada, Alamo Dorado, Dolores and Manantial Espejo is refined under long term agreements with fixed refining terms at three separate refineries worldwide.  The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances.  At March 31, 2013 the Company had approximately $45.2 million (December 31, 2012 - $48.8 million) of value contained in precious metal inventory at refineries.  The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, in-transit to refineries and whilst at the refineries.

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities. None of these facilities are subject to margin arrangements.  The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that our trading positions have a positive mark-to-market value.  However, the Company minimizes this risk by ensuring there is no excessive concentration of credit risk with any single counterparty, by active credit management and monitoring.

Refined silver and gold is sold in the spot market to various bullion traders and banks.  Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.

Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, trading counterparties and customers.  Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties.  In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

The Company invests its cash with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations. The credit risk, which the Company regularly assesses, is that the bank as an issuer of a financial instrument will default.

(iii)	Foreign Exchange Rate Risk

The Company reports its financial statements in United States dollars (“USD”); however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

To mitigate this exposure, from time to time the Company has purchased Peruvian New soles (“PEN”), Mexican pesos (“MXN”) and CAD to match anticipated spending. At March 31, 2013, the Company had contracts to purchase $12.0 million in Peruvian Nuevo soles with a positive mark-to-market valuation of $0.1 million. The Company’s net earnings are affected by the revaluation of its monetary assets and monetary liabilities at each balance sheet date. At March 31, 2013, the Company’s cash and short term investments include $187.0 million in CAD and $7.2 million in MXN.

14

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at March 31, 2013 and December 31, 2012 and for the three months ended March 31, 2013 and 2012

(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

(iv)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.

(v)	Commitments

The Company’s commitments at March 31, 2013 have contractual maturities as summarized below:

Payments due by period
	Total	Within 1 year(2)	2 - 3 years	4- 5 years	After 5 years
Finance lease obligations(1)	$16,909	$7,428	$5,879	$3,602	$-
Current liabilities	189,896	189,896	-	-	-
Severance accrual	3,913	1,351	187	1,029	1,346
Employee compensation plan(3)	7,662	3,831	3,831	-	-
Restricted share units (“RSUs”)(3)	1,704	852	852	-	-
Convertible notes (4)	41,127	1,631	39,496	-	-
Private placement subscription(5)	34,461	34,461	-	-	-
Total contractual obligations(6)	$295,672	$239,450	$50,245	$4,631	$1,346

(1)	Includes lease obligations in the amount of $16.6 million (December 31, 2012 - $39.7 million) with a net present value of $15.5 million (December 31, 2012 - $36.4 million) and equipment and construction advances in the amount of $0.3 million (December 31, 2012 - $0.4 million); both discussed further in Note 14.
(2)	Includes all current liabilities as per the statement of financial position less items presented separately in this table that are expected to be paid but not accrued in the books of the Company. A reconciliation of the current liabilities balance per the statement of financial position to the total contractual obligations within one year per the commitment schedule is shown in the table below.

2013
Total current liabilities per Statements of Financial Position	$201,330
Add:
Future interest component of:
- Finance lease	487
- Convertible note	1,631
Future commitments less portion accrued for:
- Restricted share units	501
- Contribution plan	1,040
Private placement subscription	34,461
Total contractual obligations within one year	$239,450

(3)	Includes a retention plan obligation in the amount of $7.7 million (2012 - $7.8 million) that vests in two instalments, the first 50% on June 1, 2013 and the remaining 50% on June 1, 2014 and a RSU obligation in the amount of $1.7 million (2012 – $1.7 million) that will be settled in cash. The RSUs vest in two instalments, the first 50% vest on December 7, 2013 and a further 50% vest on December 7, 2014.
(4)	Represents the face value of the replacement convertible note and future interest payments related to the Minefinders acquisition. Refer to Note 15 for further details.
(5)	Represents agreement with Esperanza Resources Corp. to purchase 20,600,000 common shares at $1.70 CAD for a total of $35.0 million CAD or $34.5 million USD.
(6)	Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation, the deferred credit arising from the Aquiline acquisition discussed in Note 16, and deferred tax liabilities.

7.	Short Term Investments

	March 31, 2013			December 31, 2012
Available for sale	Fair Value	Cost	Accumulated unrealized holding losses	Fair Value	Cost	Accumulated unrealized holding gains
Short term investments	$245,594	$246,062	$(468)	$196,116	$195,152	$964

15

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at March 31, 2013 and December 31, 2012 and for the three months ended March 31, 2013 and 2012

(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

8.	Inventories

Inventories consist of:

	March 31, 2013	December 31, 2012 (Note 3)
Concentrate inventory	$24,358	$26,617
Stockpile ore	51,599	48,243
Heap inventory	79,249	75,471
Doré and finished inventory	63,350	61,217
Materials and supplies	59,385	55,115
	$277,941	$266,663

9.	Mineral Property, Plant and Equipment

Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are capitalized. Exploration expenditures on investment and non-producing properties are charged to operations in the period they are incurred.

Capitalization of evaluation expenditures commences when there is a high degree of confidence in the project’s viability and hence it is very likely that future economic benefits will flow to the Company. Evaluation expenditures, other than that acquired from the purchase of another mining company, are carried forward as an asset provided that such costs are expected to be recovered in full through successful development and exploration of the area of interest or alternatively, by its sale. Evaluation expenditures include delineation drilling, metallurgical evaluations, and geotechnical evaluations, amongst others.

Mineral property, plant and equipment consist of:

	March 31, 2013			December 31, 2012
	Cost	Accumulated Amortization	Carrying Value	Cost	Accumulated Amortization	Carrying Value
Huaron mine, Peru	$139,894	$(54,391)	$85,503	$137,340	$(53,702)	$83,638
Morococha mine, Peru	194,810	(55,901)	138,909	183,907	(51,369)	132,538
Alamo Dorado mine, Mexico	187,175	(130,428)	56,747	184,866	(126,028)	58,838
La Colorada mine, Mexico	97,998	(46,758)	51,240	93,839	(45,030)	48,809
Dolores Mine, Mexico(1)	700,542	(40,682)	659,860	680,047	(29,453)	650,594
Manantial Espejo mine, Argentina	310,291	(138,155)	172,136	309,744	(130,217)	179,527
San Vicente mine, Bolivia	118,754	(48,744)	70,010	117,751	(46,306)	71,445
Other	24,172	(3,604)	20,568	24,255	(3,975)	20,280
Total	$1,773,636	$(518,663)	$1,254,973	$1,731,749	$(486,080)	$1,245,669

Land and Exploration and Evaluation:
Land			$8,497			$8,497
Navidad Project, Argentina			462,400			462,400
Minefinders Group, Mexico(1)			399,677			434,677
Morococha, Peru			10,432			15,474
Other(1)			1,676			38,535
Total non-producing properties			$882,682			$959,583
Total mineral property, plant and equipment (Note 3)			$2,137,655			$2,205,252

(1)	At March 31, 2013, the Company transferred a total of $72.1 million in non-core gold assets in the Company’s mineral property, building and equipment to non-current assets held for sale, related to the Esperanza transaction. Refer to Note 4 for further details.

16

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at March 31, 2013 and December 31, 2012 and for the three months ended March 31, 2013 and 2012

(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

10.	Goodwill

Goodwill consists of:

As at December 31, 2012 (Note 3)	$198,946
Transfer of goodwill of non-current assets held for sale (Note 4)	(7,124)
As at March 31, 2013	$191,822

11.	Other Assets

Other assets consist of:

	March 31, 2013	December 31, 2012
Long-term prepaid expense(1)	$5,242	$5,239
Investments in Associates	1,450	1,450
Reclamation bonds	553	602
	$7,245	$7,291

(1) Represents a prepaid deposit related to the Gas Line Project at the Manantial mine.

12.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of:

	March 31, 2013	December 31, 2012 (Note 3)
Trade accounts payable	$52,965	$56,059
Royalties payable	21,684	17,025
Other accounts payable and trade related accruals	32,415	33,122
Payroll and related benefits	21,179	21,388
Severance accruals	1,351	966
Other taxes payable	288	633
Advances on concentrate	2,071	-
Other	7,363	6,956
	$139,316	$136,149

13.	Provisions

	Closure and Decommissioning	Litigation	Total
As at December 31, 2012	$45,640	$7,043	$52,683
Disposition of assets (Note 4)	(982)	-	(982)
Charged (credited) to earnings:
-new provisions	-	176	176
-unused amounts reversed	-	(19)	(19)
-exchange gains on provisions	-	(73)	(73)
Charged in the period	(28)	(63)	(91)
Accretion expense	757	-	757
As at March 31, 2013	$45,387	$7,064	$52,451

Maturity analysis of total provisions:	March 31, 2013	December 31, 2012
Current	$7,064	$7,022
Non-current	45,387	45,661
	$52,451	$52,683

17

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at March 31, 2013 and December 31, 2012 and for the three months ended March 31, 2013 and 2012

(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

14.	Finance Lease Obligations

	March 31, 2013	December 31, 2012
Lease obligations(1)	$15,458	$36,411
Equipment and construction advances(2)	321	439
	$15,779	$36,850

	March 31, 2013	December 31, 2012
Maturity analysis of finance leases:
Current	$6,941	$12,473
Non-current	8,838	24,377
	$15,779	$36,850
(1)	Represents equipment lease obligations at several of the Company’s subsidiaries. A reconciliation of the total future minimum lease payments to their present value is presented in the table below.
(2)	Represents a funding arrangement the Company entered into whereby it receives advances toward some of the project capital expenditures at the Morococha mine. These advances are subject to an annualized interest rate of 2.2% and are paid monthly until the completion of the construction, at which point these advance payments are converted into a leasing arrangement.

	March 31, 2013	December 31, 2012
Less than a year	$7,107	$13,320
2 years	3,783	8,913
3 years	2,096	5,848
4 years	2,074	5,811
5 years	1,528	5,811
	16,588	39,703
Less future finance charges	(1,130)	(3,292)
Present value of minimum lease payments	$15,458	$36,411

15.	Long Term Debt

	March 31, 2013	December 31, 2012
Convertible notes	$31,741	$31,388
Conversion feature on the convertible notes	5,019	9,746
Total long-term debt	$36,760	$41,134

As part of the 2012 Minefinders acquisition the Company issued replacement unsecured convertible senior notes with an aggregate principal amount of $36.2 million (the “Notes”). Until such time as the earlier of December 15, 2015 and the date the Notes are converted, each Note shall bear interest at 4.5% payable semi-annually on June 15 and December 15 of each year. The principal outstanding on the Notes is due on December 15, 2015, if any Notes are still outstanding at that time. The Notes are convertible into a combination of cash and Pan American shares.

The interest and principal amounts of the Notes are classified as debt liabilities and the conversion option is classified as a derivative liability. The debt liability is measured at amortized cost. As a result, the carrying value of the debt liability is lower than the aggregate face value of the Notes. The unwinding of the discount is accreted as interest expense over the terms of the notes using an effective interest rate. For the three months ended March 31, 2013, $0.2 million was capitalized to mineral property, plant and equipment (March 31, 2012 – $nil). The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date. Accordingly, the conversion feature on the convertible notes is considered an embedded derivative and re-measured at fair value each reporting period. The fair value of the conversion feature of the convertible notes is determined using a model that includes the volatility and price of the Company’s common shares and a credit spread structure with reference to the corresponding fair value of the debt component of the convertible notes. Assumptions used in the fair value calculation of the embedded derivative component at March 31, 2013 were expected stock price volatility of 40.2%, expected life of 2.7 years, and expected dividend yield of 3.0%.

During the three months ended March 31, 2013, the Company recorded a $4.7 million gain on the revaluation of embedded derivative on the convertible notes (2012 – nil).

18

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at March 31, 2013 and December 31, 2012 and for the three months ended March 31, 2013 and 2012

(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

The approximate current fair value of the notes, excluding the conversion feature at March 31, 2013 is $34.5 million (December 31, 2012 - $34.4 million).

16.	Other Long Term Liabilities

Other long term liabilities consist of:

	March 31, 2013	December 31, 2012
Deferred credit(1)	$20,788	$20,788
Severance accruals	2,561	2,468
	$23,349	$23,256

(1) As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American Shares or a Silver Stream contract related to certain production from the Navidad project. Regarding the replacement convertible debenture, it was concluded that the deferred credit presentation was the most appropriate and best representation of the economics underlying the contract as of the date the Company assumed the obligation as part of the Aquiline acquisition. Subsequent to the acquisition, the counterparty selected the silver stream alternative. The final contract for the alternative is being discussed and pending the final resolution to this alternative, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit.

17.	Share Capital and Employee Compensation Plans

The Company has a comprehensive stock compensation plan for its employees, directors and officers (the “Compensation Plan”). The Compensation Plan provides for the issuance of common shares and stock options, as incentives. The maximum number of shares which may be issued pursuant to options granted or bonus shares issued under the Compensation Plan may be equal to, but will not exceed 6,461,470 shares. The exercise price of each option shall be the weighted average trading price of the Company’s stock for the five days prior to the award date. The options can be granted for a maximum term of 10 years with vesting provisions determined by the Company’s Board of Directors. Any modifications to the Compensation Plan require shareholders’ approval.

The Board has developed long term incentive plan (“LTIP”) guidelines, which provides annual compensation to the senior managers of the Company based on the long term performance of both the Company and the individuals that participate in the plan. The LTIP consists of annual grants of restricted shares, restricted share units, and/or options to participants to buy shares of the Company, whereby at least 25% of the total annual award is comprised of restricted share units.  For the remaining 75% of the award amount, participants may elect a mix of restricted shares, restricted share units, and option grants.  Restricted share units vest in two tranches, one half (50%) on the first anniversary of the grant date and the second half (50%) on the second anniversary date of the award.  For share awards, participants are issued Pan American shares, with a two year “No Trading Legend,” and are therefore required to hold the shares for a minimum of two years.  There is no gross-up on common share awards, making the common share component of all awards net of required withholding taxes.  For option awards, no options vest immediately.  50% of options granted in a particular year vest on the one year anniversary of being granted, and the other 50% on the second anniversary of being granted.  The options expire after seven years as set out under the LTIP guidelines.

As part of the Minefinders acquisition each Minefinders option holder was provided a replacement option that is exercisable to purchase Pan American shares. The number of Pan American shares the replacement option holder is entitled to purchase equals 0.6235 multiplied by the number of Minefinders shares subject to the Minefinders Option (rounded down to the nearest whole number of Pan American shares). The exercise price per Pan American share equals the exercise price per Minefinders share otherwise purchasable pursuant to the current Minefinders Option, divided by 0.6235 (rounded up to the nearest whole cent).

On March 30, 2012, the Company issued 1,760,705 replacement option awards with a fair value of $10.7 million. Replacement option awards were valued using the Black-Scholes option pricing model. Assumptions used were a dividend yield of 0.3%, expected volatility of 40.75%, risk free interest rate of 0.93% and expected life of 0.25 to 3.5 years.

19

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at March 31, 2013 and December 31, 2012 and for the three months ended March 31, 2013 and 2012

(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Transactions concerning stock options and share purchase warrants are summarized as follows in CAD:

	Stock Options		Share Purchase Warrants
	Shares	Weighted Average Exercise Price CAD$	Warrants	Weighted Average Exercise Price CAD$	Total
As at December 31, 2011	1,243,312	$25.92	7,814,984	$35.00	9,058,296
Granted	2,016,376	$19.37	-	$-	2,016,376
Exercised	(288,796)	$15.79	(379)	$35.00	(289,175)
Expired	(90,836)	$28.41	-	$-	(90,836)
Forfeited	(683,491)	$16.47	-	$-	(683,491)
As at December 31, 2012	2,196,565	$24.07	7,814,605	$35.00	10,011,170
Expired	(876,204)	$25.64	-	$-	(876,204)
Forfeited	(5,212)	$24.64	-	$-	(5,212)
As at March 31, 2013	1,315,149	$23.02	7,814,605	$35.00	9,129,754

Long Term Incentive Plan

During the quarter ended March 31, 2013, nil common shares were exercised in connection with the options under the plan (2012 – 4,424 common shares and proceeds of $0.08 million), 229,327 options expired (2012 – nil) and 5,212 options were forfeited (2012 – 34,272).

Replacement Option Awards

During the quarter ended March 31, 2013, nil common shares were issued (2012 - nil) and 646,877 options expired (March 31, 2012 – nil).

Share Option Plan

The following table summarizes information concerning stock options outstanding and options exercisable as at March 31, 2013. The underlying options agreements are specified in Canadian dollar amounts.

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at March 31, 2013	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Exercisable as at March 31, 2013	Weighted Average Exercise Price CAD$
$15.66 - $22.23	563,470	42.94	$17.79	320,044	$17.22
$22.24 - $25.19	653,752	50.04	$24.96	474,131	$24.98
$36.67 - $40.22	97,927	56.34	$40.22	97,927	$40.22
	1,315,149	47.47	$23.02	892,102	$23.87

For the quarter ended March 31, 2013, the total employee share-based compensation expense recognized in the income statement was $0.5 million including $nil in Minefinders post-acquisition costs associated with the replacement options (2012 - $2.0 million and 0.7 million, respectively).

Share Purchase Warrants

As part of the acquisition of Aquiline Resources Inc. in 2009 the Company issued share purchase warrants (Consideration and Replacement Warrants). The following table summarizes information concerning the warrants outstanding and warrants exercisable as at March 31, 2013. The underlying options agreements are specified in Canadian dollar amounts.

20

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at March 31, 2013 and December 31, 2012 and for the three months ended March 31, 2013 and 2012

(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	Warrants Outstanding			Warrants Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at March 31, 2013	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Exercisable as at March 31, 2013	Weighted Average Exercise Price CAD$
$35.00	7,814,605	20.24	$35.00	7,814,605	$35.00

The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with changes in fair value included in net earnings. During the quarter ended March 31, 2013, there was a derivative gain of $6.2 million (2012 – $2.7 million).

The Company uses the Black Scholes pricing model to determine the fair value of the Canadian dollar denominated warrants. Assumptions used are as follows:

	March 31, 2013	December 31, 2012
Warrant strike price	$35.00	$35.00
Exchange rate (1CAD = USD)	0.98	1.01
Risk-free interest rate	1.0%	1.1%
Expected dividend yield	3.0%	1.1%
Expected stock price volatility	39.0%	43.0%
Expected warrant life in years	1.69	1.93
Quoted market price at period end	$16.70	$18.64

The conversion feature on the convertible note, further discussed in Note 15, is considered an embedded derivative and is classified and accounted for as a financial liability at fair value with changes in fair value included in net earnings.

Restricted Share Units (RSUs)

Under the Company’s RSU plan, selected employees are granted RSUs where each RSU has a value equivalent to one Pan American common share. The RSUs are settled in cash and vest in two instalments, the first 50% vest on the first anniversary date of the grant and a further 50% vest on the second anniversary date of the grant. Additional RSUs are credited to reflect dividends paid on Pan American common shares over the vesting period.

Compensation expense for RSUs was $0.3 million for the quarter ended March 31, 2013 (2012 – $nil) and is presented as a component of general and administrative expense.

Key Employee Long Term Contribution Plan

An additional element of the Company’s compensation structure is a retention program known as the Key Employee Long Term Contribution Plan (the “Contribution Plan”).  The Contribution Plan was approved by the directors of the Company on June 2, 2008 in response to a heated labour market situation in the mining sector, and is intended to reward certain key employees of the Company over a fixed time period for remaining with the Company. On May 15, 2012, the directors of the Company approved the extension of the Key Employee Long Term Contribution Plan (the “2012 Contribution Plan”), effective on June 1, 2012.

The 2012 Contribution Plan is a two year plan with a percentage of the retention bonus payable at the end of each year of the program.  The 2012 Contribution Plan design consists of three bonus levels that are commensurate with various levels of responsibility, and provides for a specified annual payment for two years starting in June 2012.  Each year, the annual contribution award will be paid in the form of either cash or shares of the Company.  The minimum aggregate value that will be paid in cash or issued in shares over the two year period of the plan is $7.7 million. As of March 31, 2013, $7.7 million remains to be paid as described in Note 6. No shares will be issued from treasury pursuant to the 2012 Contribution Plan without the prior approval of the plan by the shareholders of the Company and any applicable securities regulatory authorities. The Company’s Contribution Plan is classified and accounted for as a financial liability and as such this liability is marked-to-market with changes in value included in net earnings. During the quarter ended March 31, 2013, there was a $0.3 million unrealized gain on the mark-to-market of the Contribution Plan (2012 –nil). The Company uses the Black Scholes pricing model to determine the fair value of the Canadian dollar denominated Contribution Plan. Assumptions used are as follows: stock price - $16.70 CAD, exercise price - $17.91 CAD, expected life in years – 0.17 and 1.17 years, annualized volatility 36.98% and 36.50%, expected dividend yield – 3.0% risk free interest rate - 1.0%, exchange rate (1CAD=USD) – 0.9846.

21

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at March 31, 2013 and December 31, 2012 and for the three months ended March 31, 2013 and 2012

(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Normal Course Issuer Bid

On August 29, 2012, the Company received regulatory approval for a second normal course issuer bid to purchase up to 7,607,277 of its common shares, during the one year period from September 4, 2012 to September 3, 2013.

During the quarter ended March 31, 2013 the Company purchased and cancelled 335,000 shares (2012 – nil) for a total consideration of $5.4 million.

Dividends

On February 20, 2013, the Company declared a dividend of $0.125 per common share paid to holders of record of its common share as of the close of business on March 4, 2013.

On May 13, 2013, the Company declared a quarterly dividend of $0.125 per common share to be paid to holders of record of its common shares as of the close of business on May 24, 2013. These dividends were not recognized in these condensed interim consolidated financial statements during the period ended March 31, 2013.

18.	Earnings Per Share (Basic and Diluted)

Three months ended March 31,	2013			2012
	Earnings (Numerator)	Shares (Denominator)	Per-Share Amount	Earnings (Numerator)	Shares (Denominator)	Per-Share Amount
Net Earnings(1)	$20,148	151,760		$49,883

Basic EPS	$20,148		$0.13	$49,883	105,037	$0.47
Effect of Dilutive Securities:
Stock Options		7		-	66
Convertible Notes	(4,726)	1,927		-	10
Diluted EPS	$15,422	153,694	$0.10	$49,883	105,113	$0.47

(1)	Net earnings attributable to equity holders of the Company.

Potentially dilutive securities excluded in the diluted earnings per share calculation for the three months ended March 31, 2013 were 9,014,633 out-of-money options and warrants (2012 – 9,417,441).

19.	Supplemental Cash Flow Information

The following tables summarize the changes in operating working capital items and significant non-cash items:

Three months ended March 31,	2013	2012
Changes in non-cash operating working capital items:
Trade and other receivables	$(6,636)	$(4,784)
Inventories	(6,195)	(4,200)
Prepaid expenditures	1,217	1,211
Accounts payable and accrued liabilities	(1,425)	17,373
Provisions	(7)	(196)
	$(13,046)	$9,404

Significant Non-Cash Items:	2013	2012
Fair value adjustment of warrants exercised	$-	$95
Fair value of Pan American shares issued (Note 3)	$-	$1,088,104
Replacement options (Note 3)	$-	$10,739
Post-acquisition cost associated with the replacement options (Note 17)	$-	$699
Advances received for construction and equipment leases	$30	$2,823

22

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at March 31, 2013 and December 31, 2012 and for the three months ended March 31, 2013 and 2012

(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Cash and cash equivalents are comprised of:	March 31, 2013	December 31, 20122
Cash	$190,773	$323,037
Short-term money market investments	$53,779	$23,171
	$244,552	$346,208

20.	Segmented Information

All of the Company’s operations are within the mining sector, conducted through operations in six countries. Major products are silver, gold, zinc, lead and copper produced from mines located in Mexico, Peru, Argentina and Bolivia. Due to geographic and political diversity, the Company’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently. The Company’s head office provides support to the mining and exploration activities with respect to financial, human resources and technical support.

	Three months ended March 31, 2013
	Peru			Mexico			Argentina		Bolivia
	Huaron	Morococha	Quiruvilca	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue from external customers	$27,987	$25,526	$-	$40,665	$51,504	$26,188	$45,339	$-	$25,803	$-	$243,012
Depreciation and amortization	$(2,739)	$(4,766)	$-	$(6,770)	$(4,675)	$(1,215)	$(6,998)	$(35)	$(2,675)	$(194)	$(30,067)
Exploration and project development	$(174)	$(665)	$-	$(2)	$(319)	$(77)	$(53)	$(1,716)	$-	$(3,246)	$(6,252)
Interest income	$116	$45	$-	$1	$7	$3	$24	$-	$-	$413	$609
Interest and financing expenses	$(178)	$(265)	$-	$(76)	$(50)	$(56)	$(366)	$(12)	$(70)	$(604)	$(1,677)
Gain on disposition of assets	$-	$66	$-	$-	$-	$4,002	$-	$-	$-	$-	$4,068
Loss on derivatives	$-	$-	$-	$-	$-	$-	$-	$-	$-	$(2,649)	$(2,649)
Foreign exchange gain (loss)	$29	$(92)	$-	$(905)	$(30)	$345	$(459)	$20	$568	$(3,255)	$(3,779)
Gain on commodity and foreign currency contracts	$-	$-	$-	$-	$-	$-	$-	$-	$-	$1,383	$1,383
Impairment charge	$-	$-	$-	$-	$-	$-	$-	$-	$-	$(18,256)	$(18,256)
Earnings (loss) before income taxes	$4,517	$(3,900)	$-	$5,400	$30,189	$14,747	$7,227	$(2,211)	$7,317	$(23,552)	$39,734
Income taxes (expense) recovery	$(2,036)	$519	$-	$2,446	$(8,945)	$(4,844)	$(2,609)	$(11)	$(3,465)	$(713)	$(19,658)
Net earnings (loss) for the period	$2,481	$(3,381)	$-	$7,846	$21,244	$9,903	$4,618	$(2,222)	$3,852	$(24,265)	$20,076
Capital expenditures	$4,415	$6,257	$-	$20,704	$2,308	$4,208	$548	$113	$1,005	$106	$39,664
Total assets	$137,756	$188,168	$-	$1,428,162	$156,471	$115,292	$305,984	$470,251	$112,073	$435,021	$3,349,178
Total liabilities	$45,823	$52,988	$-	$299,332	$11,362	$20,981	$84,592	$2,243	$37,099	$83,515	$637,935

23

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at March 31, 2013 and December 31, 2012 and for the three months ended March 31, 2013 and 2012

(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	Three months ended March 31, 2012
	Peru			Mexico			Argentina		Bolivia
	Huaron	Morococha	Quiruvilca	Minefinders	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue from external customers	$34,234	$18,235	$7,898	$-	$61,777	$39,757	$43,743	$-	$23,175	$-	$228,819
Depreciation and amortization	$(2,174)	$(2,368)	$(189)	$-	$(5,326)	$(1,264)	$(6,113)	$(84)	$(2,561)	$(152)	$(20,231)
Exploration and project development	$(92)	$(482)	$-	$-	$(327)	$(479)	$(33)	$(3,202)	$-	$(2,557)	$(7,172)
Interest income	$95	$12	$31	$-	$4	$5	$33	$-	$-	$415	$595
Acquisition costs	$-	$-	$-	$-	$-	$-	$-	$-	$-	$(13,799)	$(13,799)
Interest and financing expenses	$(240)	$(146)	$(168)	$-	$(46)	$(59)	$(173)	$(11)	$(83)	$(720)	$(1,646)
Gain on disposition of assets	$2	$72	$-	$-	$14	$-	$-	$-	$-	$-	$88
Gain on derivatives	$-	$-	$-	$-	$-	$-	$-	$-	$-	$2,660	$2,660
Foreign exchange (loss) gain	$(82)	$(7)	$(118)	$-	$(464)	$(1,239)	$(883)	$117	$85	$3,356	$765
Gain on commodity and foreign currency contracts	$-	$-	$-	$-	$-	$-	$-	$-	$-	$354	$354
Earnings (loss) before income taxes	$13,661	$2,862	$(57)	$-	$38,316	$23,288	$12,520	$(4,201)	$6,942	$(12,257)	$81,074
Income tax (expense) recovery	$(3,968)	$(4,131)	$(133)	$-	$(14,691)	$91	$(5,854)	$1,271	$(2,208)	$(1,206)	$(30,829)
Net earnings (loss) for the year	$9,693	$(1,269)	$(190)	$-	$23,625	$23,379	$6,666	$(2,930)	$4,734	$(13,463)	$50,245
Capital expenditures	$2,054	$8,268	$189	$-	$2,072	$4,441	$2,378	$4,118	$367	$301	$24,188
Total assets (Recast)	$146,299	$166,966	$19,972	$1,628,253	$157,035	$105,377	$345,927	$601,921	$113,631	$164,516	$3,449,897
Total liabilities (Recast)	$38,719	$71,000	$27,913	$363,997	$13,139	$15,611	$62,020	$25,034	$26,676	$53,771	$697,880

	Three months ended March 31,
Product Revenue	2013	2012
Refined silver and gold	$146,673	$120,183
Zinc concentrate	18,424	22,220
Lead concentrate	24,623	42,914
Copper concentrate	53,292	43,502
Total	$243,012	$228,819

21.	Production Costs

Production costs are comprised of the following:

For the three months ended March 31,	2013	2012
Consumption of raw materials and consumables	$47,507	$31,130
Employee compensation and benefits expense	37,620	33,273
Contractors and outside services	27,088	19,880
Utilities	5,460	6,626
Other expenses	14,833	6,622
Changes in inventory	(3,959)	(44)
	$128,549	$97,487

22.	Income Taxes

For the three months ended March 31,	2013	2012
Current income taxes	27,761	29,522
Deferred income taxes	(8,103)	1,307
Provision for income taxes	$19,658	$30,829

Income tax expense differs from the amounts that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the items shown on the following table, which result in effective tax rates that vary considerably from the comparable periods. The main factors which have affected the effective tax rates for the three months ended March 31, 2013 and the comparable period of 2012 were the unrealized gains and losses on the Company’s derivatives, foreign income tax rate differentials, foreign exchange and non-recognition of certain deferred tax assets. In addition, the Company took non-cash impairment charge on non-current assets held for sale. The Company expects that these and other factors will continue to cause volatility in effective tax rates in the future.

24

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at March 31, 2013 and December 31, 2012 and for the three months ended March 31, 2013 and 2012

(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Three months ended March 31,	2013	2012
Income before taxes	39,734	81,074
Statutory tax rate	25.00%	25.00%
Income tax expense based on above rates	$9,934	$20,269
Increase (decrease) due to:
Non-deductible expenses	1,706	326
(Increase) decrease to estimated deductible expenses	-	2,389
Change in net deferred tax assets not recognized	(1,646)	3,464
Non-taxable unrealized gains on derivative financial instruments - derivatives	662	(665)
Foreign tax rate differences	1,637	4,460
Effect of other taxes paid (mining and withholding)	2,859	1,045
Change in net deferred tax assets not recognized for exploration expenses	772	774
Impairment charge – Esperanza transaction related assets	4,971	-
Other	(1,237)	(1,233)
	$19,658	$30,829
Effective tax rate	49.47%	38.03%

23.	Commitments and Contingencies

a.	General

The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. Certain conditions may exist as of the date the financial statements are issued which may result in a loss to the Company. In the opinion of management none of these matters are expected to have a material effect on the results of operations or financial condition of the Company.

b.	Purchase Commitments

The Company had no purchase commitments other than those commitments described in Note 4 and Note 6.

c.	Environmental Matters

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.

Estimated future reclamation costs are based the extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. As of March 31, 2013 and December 31, 2012, $45.4 million, and $45.6 million, respectively, were accrued for reclamation costs relating to mineral properties. See also Note 13.

d.	Income Taxes

The Company operates in numerous countries around the world and accordingly it is subject to, and pays annual income taxes under the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with the local government, and others are defined by the general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved.

25

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at March 31, 2013 and December 31, 2012 and for the three months ended March 31, 2013 and 2012

(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

e.	Finance Leases

The present value of future minimum lease payments classified as finance leases at March 31, 2013 is $15.5 million (2012 - $36.4 million) and the schedule of timing of payments for this obligation is found in Note 14.

f.	Law changes in Argentina

Government regulation in Argentina related to the economy has increased substantially over the past year. In particular, the government has intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. During 2012, an Argentinean Ministry of Economy and Public Finance resolution reduced the time within which exporters were required to repatriate net proceeds from export sales from 180 days to 15 days after the date of export. As a result of this change, the Manantial Espejo operation temporarily suspended doré shipments while local management reviewed how the new resolution would be applied by the government. In response to petitions from numerous exporters for relief from the new resolution, on July 17, 2012 the Ministry issued a revised resolution which extended the 15-day limit to 120 days.

The Argentine government has also imposed restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for operations at Manantial Espejo. In addition, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials. Under this mandate, the Company is required to submit its plans to import goods and materials for government review 120 days in advance of the desired date of importation.

The government of Argentina has also tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into United States dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves, may adversely affect the Company’s ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could expose the Company to the risks of peso devaluation and high domestic inflation.

g.	Labour law changes in Mexico

In December 2012, the Mexican government introduced changes to the Federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to employee benefits. These amendments may have an effect on the distribution of profits to workers and this could result in additional financial obligations to the Company. At this time, the Company is evaluating these amendments in detail, but currently believes that it continues to be in compliance with the federal labour law and that these amendments will not result in any new material obligations for the Company. Based on this assessment, the Company has not accrued any additional amounts for the quarter ended March 31, 2013. The Company will continue to monitor developments in Mexico and to assess the potential impact of these amendments.

h.	Political changes in Bolivia

In early 2009, a new constitution was enacted in Bolivia that further entrenches the government’s ability to amend or enact certain laws, including those that may affect mining. On May 1, 2011, Bolivian President Evo Morales announced the formation of a multi-disciplinary committee to re-evaluate several pieces of legislation, including the mining law and this has caused some concerns amongst foreign companies doing business in Bolivia due to the government’s policy objective of nationalizing parts of the resource sector. However, Mr. Morales made no reference to reviewing or terminating agreements with private mining companies. Operations at San Vicente have continued to run normally under Pan American’s administration and it is expected that normal operations will continue status quo. Pan American will take every measure available to enforce its rights under its agreement with COMIBOL, but there is no guarantee that governmental actions will not impact the San Vicente operation and its profitability. Risks of doing business in Bolivia include being subject to new higher taxes and mining royalties (some of which have already been proposed or threatened), revision of contracts and threatened expropriation of assets, all of which could have a material adverse impact on the Company’s operations or profitability.

26

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at March 31, 2013 and December 31, 2012 and for the three months ended March 31, 2013 and 2012

(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

i.	Other Legal Matters

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, many of them relating to ex-employees.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company.  The Company establishes provisions for matters that are probable and can be reasonably estimated, included within current liabilities, and amounts are not considered material.

In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. In the opinion of management there are no claims expected to have a material effect on the results of operations or financial condition of the Company.

j.	Title Risk

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

k.	Royalty Agreements and Participation Agreements

The Company has various royalty agreements on certain mineral properties entitling the counterparties to the agreements to receive payments per terms as summarized below. Royalty liabilities incurred on acquisitions of properties are netted against mineral property while royalties that become payable upon production are expensed at the time of sale of the production.

On September 22, 2011, Peru’s Parliament approved new laws that increase mining taxes to fund anti-poverty infrastructure projects in the country, effective October 1, 2011. The new law changes the scheme for royalty payments, so that mining companies that have not signed legal stability agreements with the government will have to pay royalties of 1% to 12% on operating profit; royalties under the previous rules were 1% to 3% on net sales. In addition to these royalties, such companies will be subject to a “special tax” at a rate ranging from 2% to 8.4% of operating profit. Companies that have concluded legal stability agreements (under the General Mining Law) will be required to pay a “special contribution” of between 4% and 13.12% of operating profits. The Company’s calculations of the change in the royalty and the new tax indicate that no material impact is expected on the results of the Company’s Peruvian operations.

In the province of Chubut, Argentina which is the location of the Company’s Navidad property, there is a provincial royalty of 3% of the “Operating Income”. Operating income is defined as revenue minus production costs (not including mining costs), treatment and transportation charges. Additionally, the governor of the province of Chubut, Argentina, has submitted to the provincial legislature draft law which if passed will introduce a 5% net smelter return royalty, in addition to the 3% provincial royalty discussed above. Refer below to the Navidad project section below for further details.

As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American shares or a silver stream contract related to certain production from the Navidad project. Subsequent to the acquisition, the counterparty to the replacement debenture has indicated its intention to elect the silver stream alternative. The final contract for the alternative is being discussed and pending the final resolution to this alternative, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit as disclosed in Note 14.

27

Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at March 31, 2013 and December 31, 2012 and for the three months ended March 31, 2013 and 2012

(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Huaron and Morococha mines

In June 2004, Peru’s Congress approved a bill that allows royalties to be charged on mining projects. These royalties are payable on Peruvian mine production at the following progressive rates: (i) 1.0% for companies with sales up to $60 million; (ii) 2.0% for companies with sales between $60 million and $120 million; and (iii) 3.0% for companies with sales greater than $120 million. This royalty is a net smelter returns royalty, the cost of which is deductible for income tax purposes.

Manantial Espejo mine

Production from the Manantial Espejo property is subject to royalties to be paid to Barrick Gold Corp. according to the following: (i) $0.60 per metric tonne of ore mined from the property and fed to process at a mill or leaching facility to a maximum of 1 million tonnes; and (ii) one-half of one percent (0.5%) of net smelter returns derived from the production of minerals from the property. In addition, the Company has negotiated a royalty equal to 3.0% of operating cash flow payable to the Province of Santa Cruz.

San Vicente mine

Pursuant to an option agreement entered into with COMIBOL, a Bolivian state mining company, with respect to the development of the San Vicente property, the Company is obligated to pay COMIBOL a participation fee of 37.5% (the “Participation Fee”) of the operations cash flow. Once full commercial production of San Vicente began, the Participation was reduced by 75% until the Company recovers its investment in the property. Thereafter, the Participation Fee will revert back to its original percentage. For the three months ended March 31, 2013 the royalties to COMIBOL amounted to approximately $4.6 million (2012 - $7.4 million).

A royalty is also payable to EMUSA, a former partner of the Company on the project. The royalty is a 2% net smelter royalty payable only after the Company has recovered its capital investment in the project and only when the average price of silver in a given financial quarter is $9.00 per ounce or greater. Recovery of capital investment was not achieved as of March 31, 2013. In December 2007, the Bolivian government introduced a new mining royalty that affects the San Vicente project. In December 2007, the Bolivian government introduced a new mining royalty that affects the San Vicente project. The royalty is applied to gross metal value of sales (before smelting and refining deductions) and the royalty percentage is a sliding scale depending on metal prices. At current metal prices, the royalty is 6% for silver metal value and 5% for zinc and copper metal value of sales. The royalty is income tax deductible.

Dolores mine

Production from the Dolores mine is subject to underlying net smelter return royalties comprised of 2% on gold and silver production and 1.25% on gold production. These royalties are payable to Royal Gold Inc. and were effective in full as of May 1, 2009, on the commencement of commercial production at the Dolores mine. For the three months ended March 31, 2013, the royalties to Royal Gold amounted to approximately $1.1 million (2012 – nil).

Navidad project

In late June 2012, the governor of the province of Chubut submitted to the provincial legislature a draft law which, if passed, would regulate all future oil and gas and mining activities in the province. The draft legislation incorporated the expected re-zoning of the province, allowing for the development of Navidad as an open pit mine. However, the draft legislation also introduced a series of new regulations that would have greatly increased provincial royalties and imposed the province’s direct participation in all mining projects, including Navidad.

In October 2012, the proposed bill was withdrawn for further study; however, as a result of uncertainty over the zoning, regulatory and tax laws which will ultimately apply, the Company has been forced to temporarily suspend project development activities at Navidad. As a consequence of these events, Pan American recognized an impairment charge of $100.0 million against the carrying value of the project for the year ended December 31, 2012.

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Pan American Silver Corp.

Notes to the Condensed Interim Consolidated Financial Statements

As at March 31, 2013 and December 31, 2012 and for the three months ended March 31, 2013 and 2012

(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

The Company remains committed to the development of Navidad and to contributing to the positive economic and social development of the province of Chubut upon the adoption of a favorable legislative framework.

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